VOYA INVESTMENT MANAGEMENT

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

November 25, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Voya Variable Portfolios, Inc. (on behalf of Voya Global Value Advantage Portfolio)

Dear Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 under the Securities Act of 1933, as amended, for Voya Variable Portfolios, Inc. (“Registrant”). This Form N-14 is being filed in connection with a reorganization in which Voya Global Value Advantage Portfolio, a series of the Registrant, will acquire all of the assets of Voya International Value Portfolio, a series of Voya Variable Products Trust, in exchange for shares of Voya Global Value Advantage Portfolio and the assumption by Voya Global Value Advantage Portfolio of the liabilities of Voya International Value Portfolio.

No fees are required in connection with this filing. Should you have any questions please feel free to contact the undersigned at 480-477-2650 or Corey Rose at 704-339-3164.

Very truly yours,

/s/ Kristen Freeman

Kristen J. Freeman

Vice President and Counsel

Voya Investment Management – Voya Family of Funds

Attachments

VoyaTM Investment Management was formerly ING U.S. Investment Management